Exhibit 12
General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2006

(Unaudited)
	Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated

Earnings from continuing operations	$2,270	$2,405	$2,270	$2,405
Provision for income taxes	366	452	366	452
Minority interest	75	75	75	75
Earnings from continuing operations before income taxes
and minority interest	2,711	2,932	2,711	2,932

Fixed charges:
Interest	4,161	4,148	4,161	4,148
One-third of rentals(a)	80	80	80	80
Total fixed charges	4,241	4,228	4,241	4,228
Less interest capitalized, net of amortization	(19)	(19)	(19)	(19)

Earnings from continuing operations before income taxes
and minority interest plus fixed charges	$6,933	$7,141	$6,933	$7,141

Ratio of earnings to fixed charges	1.63	1.69	1.63	1.69

Preferred stock dividend requirements			$-	$-

Ratio of earnings before provision for income taxes to
earnings from continuing operations			1.16	1.19

Preferred stock dividend factor on pre-tax basis			-	-
Fixed charges			4,241	4,228

Total fixed charges and preferred stock dividend
requirements			$4,241	$4,228

Ratio of earnings to combined fixed charges and preferred
stock dividends			1.63	1.69

(a)	Considered to be representative of interest factor in rental expense.